Exhibit 99.1

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

December 1, 2022

3.	News Release

A news release, in French and English versions, was issued on December 1, 2022 through Business Wire and filed on SEDAR and EDGAR.

4.	Summary of Material Change

The Corporation announced that is has engaged Hybrid Financial Ltd. (“Hybrid”) to provide assistance in all aspects of a marketing campaign for the Corporation.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The Corporation announced that it has, subject to all required regulatory approvals, including the approval of the TSX Venture Exchange (the “Exchange”), retained Hybrid to provide assistance in all aspects of a marketing campaign for the Corporation, pursuant to an agreement entered into between the Corporation and Hybrid effective as of December 1, 2022 (the “Hybrid Agreement”).

The services provided by Hybrid to the Corporation are the access and use of a database of registered financial professionals in North America (the “Services”). Hybrid is not promoting the specific purchase or sale of securities. It provides its database, technology, email tracking and call center services to enable the Corporation to disseminate its information to financial professionals only. Hybrid provides its services directly to the Corporation.

Hybrid has agreed to comply with all applicable securities laws and the policies of the Exchange in providing the Services.

Modalities of the Hybrid Agreement

Pursuant to the Hybrid Agreement, Hybrid has been retained by the Corporation for an initial period of six (6) months. Upon expiration of the initial term, the Hybrid Agreement shall be renewed upon written agreement between the parties for successive three-month periods thereafter, unless terminated by the Corporation in accordance with the Hybrid Agreement. Hybrid will be paid a fee in the amount of $15,000 per month, plus applicable taxes, during the initial term and any extensions. Steve Marshall will be the responsible person.

Except the Hybrid Agreement, there is no relationship between Hybrid and the Corporation, nor is there any direct or indirect interest in the Corporation or its securities or any right or intent to acquire such an interest on the part of Hybrid.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon
Vice President – Legal Affairs and Secretary
Telephone: (450) 757-8905

9.	Date of Report

December 9, 2022